Monogram Orthopaedics Inc.

3913 Todd Lane

Austin, TX 78744

September 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Monogram Orthopaedics Inc. Registration Statement on Form S-1/A (File No. 333-273473)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Monogram Orthopaedics Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-1/A (File No. 333-273473) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 23, 2023 (the “Registration Statement”), be declared effective on September 6, 2023, at 5:30 p.m., Eastern Standard Time, or as soon as practicable thereafter. This acceleration request supersedes the acceleration request made with the Commission on August 29, 2023.

Very truly yours,

MONOGRAM ORTHOPAEDICS INC.

By:	/s/ Noel Knape
Noel Knape Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer

cc:  Dean Colucci, Duane Morris LLP